UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-SB/A

                       GENERAL FORM FOR REGISTRATION OF
                                 SECURITIES OF
                            SMALL BUSINESS ISSUERS

                 Under Section 12(b) or (g) of the Securities
                              Exchange Act of 1934

                              GOLDEN MEDIA, INC.
                (Name of Small Business Issuer in its charter)


                            Delaware                                         98-0436982

(State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.)

                                c/o First Asia Finance Group Limited
                                      Room 3505-06, 35th Floor
                                    Edinburgh Tower, The Landmark
                                 15 Queen's Road Central, Hong Kong
                                    (Address of Principal Office)

                             Issuer's telephone number:    852-2736-2111

          Securities to be registered under Section 12(b) of the Act:

                 Title of each class to be so registered - N/A
              Name of each exchange on which each class is to be
                               registered - N/A

          Securities to be registered under Section 12(g) of the Act:

                                   Common Stock
                               (Title of class)


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PART I

Item 1.  DESCRIPTION OF BUSINESS

General

      The Company was incorporated under the laws of the State of Delaware on September 14, 2004, and is in the early developmental and promotional stages. To date, the Company's only activities have been organizational ones, directed at developing its business plan and raising its initial capital. The Company has not commenced any commercial operations. The Company has no full-time employees and owns no real estate.

      The Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934. The Company is a "blind pool" or "blank check" company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

      At the present time the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. The Company's officers and directors have not previously been involved, as officers, directors, principal shareholders, promoter or affiliates, in any merger or acquisition transaction involving a blind pool or blank check company, but they have numerous contacts within the field of corporate finance (See Item 5 "Directors, Executive Officers, Promoters and Control Persons - Other Blind Pool Activities"). As a result, they have had preliminary contacts with representatives of numerous companies concerning the general possibility of a merger or acquisition with a blind pool or blank check company. However, none of these preliminary contacts or discussions involved the possibility of a merger or acquisition transaction with the Company.

      Prior to the effective date of this registration statement, it is anticipated that the Company's officers, directors, and non-management principal shareholders named herein will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have a general interest in considering a merger or acquisition with a blind pool or blank check entity. No direct discussions regarding the possibility of a merger with the Company are expected to occur until after the effective date of this registration statement. However, no assurance can be given that the Company will be successful

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      in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

      The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations. (See "Investigation and Selection of Business Opportunities"). The Company anticipates that the business opportunities presented to it will (i) either be in the process of formation, or be recently organized with limited operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in (i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned. Given the above factors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

      The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

	As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to be a private transaction rather than a public distribution of securities, but is also likely to result in substantial gains to the current shareholders relative to their purchase price for such stock.
In the Company's judgment, none of its officers and directors would thereby become an "underwriter" within the meaning of Section 2(11) of the Securities
Act of 1933, as amended, as long as the transaction is a private transaction rather than a public distribution of securities and as long as the securities which are sold continue to bear a Rule 144 restrictive legend. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

      Depending upon the nature of the transaction, the current officers and directors of the Company may resign their management positions with the Company in connection with a change in control of the Company or its acquisition of a business opportunity (See "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity in Management"). In the event of

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
      such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the change in control or the Company's combination with a business opportunity.

      It is anticipated that business opportunities will come to the Company's attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

      The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated. Should the Company determine in the future, contrary to the foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Delaware law to enter into such a transaction if:

      (1) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

      (2) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically authorized, approved or ratified in good faith by vote of the stockholders; or

      (3) The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities

      To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the business opportunity will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to

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
      identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, the Company will incur further risks, because management in many instances will not have proven its abilities or effectiveness, the eventual market for the products or services of the business opportunity will likely not be established, and the business opportunity may not be profitable when acquired.

      It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

      It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.


                                       5


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      The analysis of business opportunities will be undertaken by or under the supervision of the Company's officers and directors. Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

      (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

      (2) The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

      (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 adopted by the Securities and Exchange Commission (See "Risk Factors - The Company - Regulation of Penny Stocks").

      (4) Capital requirements and anticipated availability of required funds to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

      (5)  The extent to which the business opportunity can be advanced;

      (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

      (7) Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

      (8) The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

      (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

      In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards for initial listing include, among other requirements, that the Company (i) have net tangible assets of at least $4,000,000, or a market capitalization of $50,000,000, or net income of not less than $750,000 in its latest fiscal year or in two of the last three fiscal years; (ii) have a public float (i.e. shares that are not held by any officer, director or 10% shareholder) of at least 1,000,000 shares; (iii) have a minimum bid price of at least $4.00; (iv) have at least 300 round lot shareholders (i.e. shareholders who own not less than 100 shares); and (v) have an operating history of at least one year or a market capitalization of at least $50,000,000. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.


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      No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

      The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

      Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history, management resumes, financial information, available projections, with related assumptions upon which they are based, an explanation of proprietary products and services, evidence of existing patents, trademarks, or services marks, or rights thereto, present and proposed forms of compensation to management, a description of transactions between such company and its affiliates during relevant periods, a description of present and required facilities, an analysis of risks and competitive conditions, a financial plan of operation and estimated capital requirements, audited financial statements and other information deemed relevant.

      As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

      It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on an exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of Penny Stocks."

      Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.


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Form of Acquisition


      It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a merger or reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

      It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders. (See "Description of Business - General").

      It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

      The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.


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      As a general matter, the Company anticipates that it, and/or its principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

      It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

Investment Company Act and Other Regulations

      The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

      The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

      Any securities which the Company might acquire in exchange for its Common Stock are expected to be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which

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      exempts sales of securities not involving a public distribution by persons other than the issuer, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

      An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

Competition

      The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities may have significantly greater experience, resources and managerial capabilities than the Company and in that event, will be in a better position than the Company to obtain access to attractive business opportunities. The Company also will experience competition from other public "blind pool" companies, many of which may have more funds available than does the Company, and from several other blind pool companies formed by Company management (See "Item 5. Directors, Executive Officers, Promoters and Control Persons - Other Blind Pool Activities").

Administrative Offices

      The Company currently maintains a mailing address at Room 3505-06, 35th Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong, which is the office address of its Secretary/Treasurer. The Company's telephone number there is 852-2736-2111. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

Employees

      The Company is in the development stage and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.


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

Risk Factors

      A. Conflicts of Interest. Certain conflicts of interest exist between the Company and its officers and directors. They have other business interests to which they currently devote attention, and are expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgment in a manner which is consistent with their fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

      In particular, the Company's officers, directors and principal shareholders formed one other blind pool or blank check company simultaneously with the formation of the Company, which has a structure and a business plan identical to that of the Company. It is also possible that the Company's officers and directors may form additional blind pool or blank check companies in the future, with a business plan similar or identical to that of the Company. The other blind pool or blank check company which were formed at the same time as the Company and has an identical structure and business plan may be considered to be in direct competition with the Company for available business opportunities, but that competition does not currently create a conflict of interest with the Company because such the other company currently has an identical group of shareholders. However, any additional blind pool or blank check companies formed in the future, which do not have the same shareholders and an identical capital structure as the Company, would be in direct competition with the Company for available business opportunities and would create the potential for conflicts of interest (See Item 5 - "Directors, Executive Officers, Promoters and Control Persons - Conflicts of Interest").

      It is anticipated that the Company's principal shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's principal shareholders may consider their own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest."


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      B.    Possible Need for Additional Financing.  The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

      C. Regulation of Penny Stocks. The Company's securities, when available for trading, are expected to be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefor.

      In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market which might develop.

      Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.


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
      D. No Operating History. The Company was formed in September, 2004, for the purpose of registering its common stock under the 1934 Act and acquiring a business opportunity. The Company has no operating history, revenues from operations, or assets other than cash from private sales of stock. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

      E. No Assurance of Success or Profitability. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's outstanding shares will be increased thereby.

      F. Possible Business - Not Identified and Highly Risky. The Company has not identified and has no commitments to enter into or acquire a specific business opportunity. As a result, it is only able to make general disclosures concerning the risks and hazards of acquiring a business opportunity, rather than providing disclosure with respect to specific risks and hazards relating to a particular business opportunity. As a general matter, prospective investors can expect any potential business opportunity to be quite risky. See
Item 1 "Description of Business."

      G. Type of Business Acquired. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

      H. Impracticability of Exhaustive Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

      I. Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

      J. Possible Reliance upon Unaudited Financial Statements. The Company generally will require audited financial statements from any business that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

      Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information, including audited financial statements, for any existing business it may acquire. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action are likely to have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

      In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on the OTC Bulletin Board, NASDAQ, the automated quotation system sponsored by the National Association of Securities Dealers, Inc., or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the
Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

      K. Other Regulation. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

      L. Dependence upon Management; Limited Participation of Management. The Company will be heavily dependent upon the skills, talents, and abilities of its officers and directors to implement its business plan, and may, from time to time, find that the inability of such persons to devote their full time attention to the business of the Company results in a delay in progress toward
implementing its business plan.   Furthermore, the Company will be entirely
dependent upon the experience of its officers and directors in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

      M. Lack of Continuity in Management. The Company does not have an employment agreement with any of its officers or directors, and as a result, there is no assurance that they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

      N. Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's officers without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the officers of the Company consider it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if those affiliates are able to provide the required services.

      O. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

      P. Competition. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

      Q. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

      R. Loss of Control by Present Management and Stockholders. The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the

      Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, in conjunction with such a transaction, the Company's current officers, directors and principal shareholders could sell their controlling block of stock at a premium price to the acquired company's stockholders.

      S. No Public Market Exists. There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

      T. Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not allow the trading or resale of blind-pool or "blank-check" securities under any circumstances. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

Item 2.  Management's Discussion and Analysis or Plan of Operations.

Liquidity and Capital Resources

      The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of proceeds in the amount of $7,000 from its inside capitalization funds. Consequently, the Company's balance sheet for the period of September 14, 2004 (inception) through September 30, 2004, reflects a current asset value of $5,738 and a total asset value of $5,738 which is all in the form of cash.

      The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

Results of Operations

      During the period from September 14, 2004 (inception) through September 30, 2004, the Company has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended. No revenues were received by the Company during this period.

      For the current fiscal year, the Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than limited interest income. The Company may also continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Plan of Operations

      During its current fiscal year ending September 30, 2005, the Company plans to complete its registration under the Securities Exchange Act of 1934 and thereafter to initiate efforts to locate a suitable business acquisition candidate. There is no assurance as to when or whether the Company will locate a suitable business acquisition candidate or complete a business acquisition transaction.

Need for Additional Capital

      The Company's existing capital is not expected to be sufficient to enable it to meet its cash needs in conjunction with completing its registration under the Securities Exchange Act of 1934, compliance with its reporting obligations under such Act following completion of its registration and payment of costs expected to be incurred in conjunction with efforts to locate a suitable business acquisition candidate. Accordingly, the Company will require additional capital during the current fiscal year.

      No specific commitments to provide additional funds have been made by management or other stockholders, and the Company has no current plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. Notwithstanding the foregoing, to the extent that additional funds are required, the Company anticipates receiving such funds in the form of loans or advancements from current shareholders without issuance of additional shares or other securities, or through the private placement of restricted securities rather than through a public offering There is no assurance, however, that such additional funds will be received, or that, if received, they will ultimately prove to be adequate to allow the Company to carry out its business plan and complete a business combination. In addition, once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

      Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see "Certain Relationships and Transactions."

Item 3.  Description of Property.

      The Company currently maintains a mailing address at Room 3505-06, 35th Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong. which is the address of its President. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. The Company's telephone number is 852-2736-2111.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

      The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.



Name and Address                    	Number of Shares Beneficially Owned      Percent of Class

Li Sze Tang (Albert) (1)
Room 3505-06, 35th Floor
Edinburgh Tower, The Landmark
15 Queen's Road Central
Hong Kong                                                 7,000,000(2)                      100.00%

Wong Lap Woon (1)
Room 3505-06, 35th Floor
Edinburgh Tower, The Landmark
15 Queen's Road Central                                    1,000,000                        14.29%
Hong Kong

First Asia Private Equity Investment Limited               1,000,000                        14.29%

All officers and directors as a group (2 in number)        7,000,000                        100.00%


(1)  The person listed is an officer, a director, or both, of the Company.
(2) Includes 5,000,000 shares owned by First Asia Private Equity Investment Limited, and 1,000,000 shares owned by Mr. Li's spouse, Wong Lap Woon, of which Mr. Li may be deemed to be the beneficial owner.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers currently serving the Company are as follows:


Name                AgePositions Held and Tenure

Li Sze Tang (Albert) 46 President and Director since September, 2004

Wong Lap Woon        45 Secretary and Director since September 2004

      The directors named above will serve until the first annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

      The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

Biographical Information


       Mr. Li Sze Tang, age 46, is the President and a Director of the Company. He is the founder and is currently an executive director of First Asia Capital Investment Limited, an investment company listed on the Main Board of the Stock Exchange of Hong Kong Limited, and has been a director since July 4, 2002. From1999 to 2002 he was an executive and a director of Thiz Technology Group Limited, an IT company specializing in developing and providing Linux solutions, which he founded and which is listed on the Growth Enterprises Market of the Stock Exchange of Hong Kong Limited. He has worked in the banking and finance field and computer industries for more than twenty years, with extensive experience in investment banking, fund management, venture capital financing and risk management. Mr. Li was the treasurer and finance director of Carlingford Swire Assurance Group, a pension fund and insurance provider, and an associate director of HSBC Asset Management (Asia Pacific) Limited, a manager of unit trusts,pension funds and private assets, overseeing the management of eight principal departments. Mr. Li holds a Master's Degree in Science specializing in the management of New Ventures from the Imperial College of Science,Technology and Medicine, University of London and a Master's
 Degree in Economic Law from Zhongshan University of the PRC. He is also a Fellow Member of Chartered Institute of Management Accountants (FCMA), the United Kingdom and the Hong Kong Society of Accountants (FHKSA) and an associate member of the Institute of Management Consultancy, the United Kingdom.

      Ms. Wong Lap Woon, age 45, is the Secretary and a Director of the Company. She is the spouse of Mr. Li.

Other Blind Pool Activities

      Each of the Company's executive officers, directors, and principal shareholders is also an officer, director and/or principal shareholder of one other blind pool or blank check company which was formed at the same time as the Company. The Company and this other entity will be in competition with each other for prospective companies to acquire. See "Conflicts of Interest" below.

      The Company's officers and directors have not previously been involved, as officers, directors, principal shareholders, promoters or affiliates, in any merger or acquisition transaction involving a blind pool or blank check company. However, they may elect to establish additional blind pool or blank check companies in the future.


Conflicts of Interest

      None of the officers of the Company will devote more than a portion of his or her time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers' other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

      Each of the Company's officers and directors is also currently an officer and a director of one other blind pool or blank check company. See "Other Blind Pool Activities." Although this other company will, in effect, be in direct competition with the Company for acquisition of available business opportunities, the potential that such competition will create a conflict of interest for the officers and directors of the Company is minimized by the fact that each of the entities currently has the same shareholders, and is expected to continue to have the same shareholders until a business acquisition has been completed.

      The officers, directors and principal shareholders of the Company may actively negotiate for the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. Members of management, and other principal shareholders of the Company, acquired their shares for consideration totaling $7,000 in cash. This consideration is the equivalent of $.001 per share. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company's officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company's other shareholders. In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

Item 6.  Executive Compensation.

      No officer or director has received any remuneration or compensation from the Company. Until the Company acquires additional capital, it is not anticipated that any officer or director will receive additional compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Item 7.  Certain Relationships and Related Transactions.

      No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

      The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether, or in what amount, such a stock issuance might be made.

      It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers, or to any other affiliate of the Company except as described under "Executive Compensation" above.

      The Company does not maintain an office, but it does maintain a mailing address at the office of its President, for which it pays no rent, and for which it does not anticipate paying rent in the future. It is likely that the Company will not establish an office until it has completed a business acquisition transaction, but it is not possible to predict what arrangements will actually be made with respect to future office facilities.

      Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8.  Description of Securities.

Common Stock

      The Company's Articles of Incorporation authorize the issuance of 80,000,000 shares of $0.001 par value Common Stock . Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. In the election of Directors, a plurality of the votes cast shall elect. In all other matters, the action shall be approved if the number of votes cast in favor of the action exceed the number of votes cast in opposition to the action.

      Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Reports to Stockholders

      The Company plans to furnish its stockholders with an annual report for each fiscal year ending September 30 containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

                                    PART II

Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     No public trading market exists for the Company's securities and all of its outstanding securities are restricted securities as defined in Rule 144.
The Securities and Exchange Commission has issued an interpretative letter which concludes that promoters and affiliates of a blank check company such as the Company, and their transferees, are not entitled to rely upon the exemption from registration provided by Rule 144 for purposes of resales of their shares. Accordingly, any of our shares held by persons who are deemed to be our promoters or affiliates, or their transferees, may only be resold pursuant to a registration statement under the Securities Act of 1933.

      As of the date of this registration statement, there are 3 holders of record of the Company's common stock. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2.  Legal Proceedings

      The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

      No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.


Item 3.  Changes in and Disagreements with Accountants.

      Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

      Since September 14, 2004, (the date of inception) the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:


Name                                        Date of Sale Shares Aggregate Purchase Price Purchase Price Per Share

Li Sze Tang                                 9/14/2004    1,000,000              $1,000                 $0.001

Wong Lap Woon                               9/14/2004    1,000,000              $1,000                 $0.001

First Asia Private Equity Investment
Limited                                     9/14/2004    5,000,000              $5,000                 $0.001

TOTAL                                                    7,000,000              $7,000                 $0.001

      Each of the sales listed above was made for cash in reliance upon the exemption from registration offered by Regulation S under the Securities Act of 1933 for offshore transactions made to persons who are not U. S. Persons. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

Item 5.  Indemnification of Directors and Officers

      The General Corporation Law of the State of Delaware gives the Company the power to indemnify any person who was or is a party to any pending, threatened or completed action by reason the fact that the person is or was a director, officer, employee or agent of the Company against expenses, judgments, fines and amounts paid in settlement if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company. The Bylaws of the Company provide for indemnification of officers, directors or controlling persons in accordance with the terms of the Delaware statute.

FINANCIAL STATEMENTS AND EXHIBITS







                              GOLDEN MEDIA, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                             FINANCIAL STATEMENTS

                    FOR THE PERIOD ENDED SEPTEMBER 30, 2004

                              GOLDEN MEDIA, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                             FINANCIAL STATEMENTS

                    FOR THE PERIOD ENDED SEPTEMBER 30, 2004




                                     INDEX



                                                                         Page

Independent Auditors' Report                                              26
Balance Sheet as of September 30, 2004                                    27
Statement of Operations for the period ended September 30, 2004           28
Statement of Stockholders' Equity for the period ended September 30, 2004 29
Statement of Cash Flows for the period ended September 30, 2004           30
Notes to the Financial Statements                                         31

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM


To the sole director and stockholders of Golden Media, Inc.
(A Development Stage Company)

We have audited the accompanying balance sheet of Golden Media, Inc. as of September 30, 2004, and the related statements of operations, stockholders' equity and cash flows for the period from September 14, 2004 (date of incorporation) to September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Media, Inc. as of September 30, 2004, and the results of its operations and its cash flows for the period from September 14, 2004 (date of incorporation) to September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.





PKF
Certified Public Accountants
Hong Kong
October 18, 2004

                              GOLDEN MEDIA, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEET

                           AS OF SEPTEMBER 30, 2004


                                                  US$

ASSETS

Current assets
  Cash and cash equivalents                     5,738

Total assets                                    5,738

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accrued expenses                              1,282

  Total liabilities                             1,282

Commitments and contingency                         -

Stockholders' equity
Common stock - authorized 80,000,000 shares of
  US$0.001 par value; 7,000,000 shares issued
  and outstanding                               7,000
  Accumulated deficit                         (2,544)

Total stockholders' equity                      4,456

Total liabilities and stockholders' equity      5,738




                See accompanying notes to financial statements.

                              GOLDEN MEDIA, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF OPERATIONS

      FOR THE PERIOD FROM SEPTEMBER 14, 2004 TO ENDED SEPTEMBER 30, 2004


                                         NOTE       US$

Revenue                                               -

Expenses
Formation expenses                                1,262
General and administrative expenses               1,282

Loss from operations                            (2,544)
Income taxes                                2         -

Net loss                                        (2,544)




                See accompanying notes to financial statements.

                              GOLDEN MEDIA, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF STOCKHOLDERS' EQUITY

      FOR THE PERIOD FROM SEPTEMBER 14, 2004 TO ENDED SEPTEMBER 30, 2004


                               COMMON STOCK       ACCUMULATED

                              SHARES   AMOUNT       DEFICIT     TOTAL
                                          US$           US$       US$

Issuance of common stock   7,000,000    7,000             -     7,000

Net loss                           -        -       (2,544)   (2,544)

Balance, September 30, 20047,000,000    7,000       (2,544)     4,456







                See accompanying notes to financial statements.

                              GOLDEN MEDIA, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF CASH FLOWS

      FOR THE PERIOD FROM SEPTEMBER 14, 2004 TO ENDED SEPTEMBER 30, 2004


                                                     US$
Cash flows from operating activities :
  Net loss                                       (2,544)
  Changes in liabilities :
     Increase in accrued expenses                  1,282

  Net cash used in operating activities          (1,262)

Cash flows from financing activities :
  Proceeds from issuance of common stock           7,000

  Net cash provided by financing activities        7,000

Net change in cash and cash equivalents and
  cash and cash equivalents, end of period         5,738



                See accompanying notes to financial statements.

                              GOLDEN MEDIA, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                    FOR THE PERIOD ENDED SEPTEMBER 30, 2004



1.          NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

      The Company

      The purpose of Golden Media, Inc. ("the Company") is investment holding.

      The Company was incorporated in Delaware on September 14, 2004 with authorized capital of US $80,000 divided into 80,000,000 shares of common stock of of US $0.001 par value.

      The Company had no activity during the period.

      Cash and cash equivalents

      Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

      Income taxes

      The Company accounts for income tax under the provisions of Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Deferred income taxes are recognised for all significant temporary differences between tax and financial statements bases of assets and liabilities.

      Foreign currency translation and transactions

      The Company uses Hong Kong dollars (HK$) as the functional currency. Transactions denominated in currencies other than HK$ are translated into HK$ at the applicable rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies are translated into HK$ at rates of exchange at the balance sheet dates. Exchange gains or losses arising from changes in exchange rates subsequent to the transaction dates for monetary assets and liabilities denominated in other currencies are included in the determination of net income for the respective period.

                                 GOLDEN MEDIA, INC.

                            (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2004


      1.    NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

      Foreign currency translation and transactions (cont'd)

      For financial  reporting  purposes,  HK$  has been translated into United
      States dollars ("US$") as the  reporting  currency.   Assets
      and liabilities are translated at the exchange rate in effect at period end. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders' equity as AAccumulated other comprehensive income - foreign currency translation
      adjustments.   Gains  and  losses  resulting  from  foreign
      currency  translation  are  included  in   other   comprehensive   income
      (expenses).

      Use of estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.    INCOME TAXES

      The Company had no tax net operating loss at September 30, 2004 for Hong Kong profits tax purpose.

3.    COMMITMENTS AND CONTINGENCIES

      There was no significant commitments or contingent liabilities as of September 30, 2004.

4.    CONCENTRATIONS OF CREDIT RISK

      Cash and cash equivalents are financial instruments that potentially subject the Company to concentrations of credit risk.

      PART III

      Item 1.  INDEX TO EXHIBITS

      The Exhibits listed below are filed as part of this Registration
      Statement.


Exhibit No.Document



3.1 Articles of Incorporation incorporated by reference to filing made on November 23, 2004, with the Securities and Exchange Commission.

3.2        Bylaws incorporated by reference to filing made on November 23, 2004, with the
	   Securities and Exchange Commission.

4.1        Specimen Stock Certificate incorporated by reference to filing made on November
           23, 2004, with the Securities and Exchange Commission.

      SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


      GOLDEN MEDIA, INC.



      By: /s/ Li Sze Tang, President and Director

      Date:   December 20, 2004




      By: /s/ Wong Lap Woon, Secretary and Director

      Date: December 20, 2004